Exhibit 4.1

GOLDCORP INC.

EMPLOYEE SHARE PURCHASE PLAN

FOR U.S. EMPLOYEES

Effective July 1, 2013

1. PURPOSE

The purpose of this Employee Share Purchase Plan (the “Plan”) is to encourage Employees (as defined herein) to accumulate savings through ownership of common shares of Goldcorp Inc. (the “Corporation”). The Corporation believes that the Plan will aid in attracting and retaining Employees and encourage Employees to acquire a proprietary interest in Goldcorp.

2. DEFINITIONS

2.1 In this Plan, unless the context otherwise requires:

(a)	“Administrative Agent” means such company as may from time to time be appointed or designated by the Corporation to administer the Plan and with whom the Corporation enters into a services agreement with respect thereto; provided, however, that if no such company is appointed or designated, the Board or any committee of the Board shall act as the Administrative Agent.

(b)	“Board” means the board of directors of the Corporation;

(c)	“Business Day” means a day on which the New York Stock Exchange is open for trading;

(d)	“Contribution Period” means the period beginning on any Purchase Date and ending on the day previous to the next Purchase Date;

(e)	“Effective Date” means July 1, 2013;

(f)	“Eligible Earnings” means the monthly basic earnings received by an Employee from his or her Employer (for greater certainty, excluding overtime pay, benefits realized from security-based compensation arrangements, benefits realized from short-term disability plans, commissions and bonuses);

(g)	“Employee” means an active U.S. employee of any Employer who is employed as a permanent full-time employee or permanent part-time employee, but does not include a temporary, seasonal or casual employee, or a director of any Employer (unless that director is also employed as a permanent full-time employee or a permanent part-time employee of any Employer);

(h)	“Employer” means, as the case may be, the Corporation or a subsidiary of the Corporation;

(i)	“Employer Contributions” means cash contributions made by the Employer on behalf of a Participant pursuant to Section 6 of the Plan;

(j)	“Participant” means an Employee who has enrolled in the Plan, and remains eligible to participate in the Plan, in accordance with the provisions of the Plan;

(k)	“Personal Account” means the account maintained for record keeping purposes by the Administrative Agent in the name of a Participant for Employer Contributions and Personal Contributions;

(l)	“Personal Contributions” means the cash contributions made by a Participant pursuant to Subsection 5.1 of the Plan;

(m)	“Plan Year” means the period commencing on January 1 and ending on December 31 of each calendar year;

(n)

“Purchase Date” means the date on, or as soon as practicable after, which the Administrative Agent will purchase Shares utilizing Personal Contributions from Participants and all Employer Contributions, if any, from the Corporation, received for the preceding Contribution Period under the Plan, such date typically being on or about the 15th day of each month of every calendar year;

(o)	“Shares” means common shares of the Corporation; and

2.2 Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing a male person include a female person.

2.3 Captions and headings used in the Plan are included for convenience of reference only and shall not be used in interpreting the provisions of the Plan.

2.4 All monetary amounts referred to in the Plan shall be construed as being expressed, and shall, where applicable, be paid, in the lawful currency of the United States of America.

2.5 The Corporation intends that the Plan operate as a non-qualified employee stock purchase plan and as such, it is not intended to qualify for preferential tax treatment under U.S. Internal Revenue Code Section 423.

3. ELIGIBILITY

3.1 Any individual who is an Employee shall be eligible to enrol and become a Participant in the Plan at any time after that Employee has completed one month of continuous service with any Employer.

3.2 Notwithstanding any other provision of this Plan, the Corporation in its absolute discretion shall have the right to refuse any Employee the right of participation or continued participation in the Plan.

4. ENROLMENT IN THE PLAN

4.1 To enrol in the Plan, an Employee who is eligible to become a Participant in accordance with the provisions of Section 3 must complete the enrolment procedures prescribed by the Corporation authorizing the Employer to deduct from the Employee’s Eligible Earnings the amount designated by the Employee in accordance with Subsection 5.1 (unless and until such authorization is changed or terminated in accordance with the Plan) and direct the payment of such amounts to the Administrative Agent, and thereby agreeing to the terms and conditions of the Plan.

4.2 All funds and Shares held by the Administrative Agent pursuant to the Plan are vested immediately and held on behalf of and for the account of the respective individual Participants. A Participant is the beneficial owner of all Shares purchased on his or her behalf.

5. PARTICIPANT CONTRIBUTIONS

5.1 A Participant who has elected to make Personal Contributions and has not suspended contributions may make Personal Contributions to the Plan in an amount equal to a percentage of his or her Eligible Earnings which is a whole number between 1% and 6% as specified in that Participant’s enrolment notice. The Corporation will deduct from the Participant’s Eligible Earnings and remit to the Administrative Agent the amount of that Participant’s Personal Contributions, less any amount required to be withheld for applicable taxes, as soon as practicable after the last day of each Contribution Period. Until remitted to the Administrative Agent, all payroll deductions for Personal Contributions shall be held on behalf of a Participant by the Corporation. No interest shall be payable on such funds to any Participant.

5.2 A Participant may change (increase/reduce/voluntarily suspend) his or her contributions one time in each Plan Year.

5.3 Any reduction or voluntary suspension of Personal Contributions pursuant to Subsection 5.2 will take effect as soon as reasonably possible following the date such notice is provided to the Administrative Agent, in the manner prescribed by the Corporation for this purpose.

5.4 Personal Contributions not made during a period of suspension of Personal Contributions may not be accumulated or carried forward for later payment. During a period of suspension of Personal Contributions, a Participant will continue to be a member of the Plan, if enrolled, for all purposes other than the making of Personal Contributions until that Participant’s participation in the Plan is otherwise terminated in accordance with the Plan.

5.5 No Personal Contributions may be made by a Participant in any period during which the Participant is in receipt of long-term disability benefits from any plan or program sponsored or maintained by the Corporation or is on a leave of absence from employment with the Corporation.

6. EMPLOYER CONTRIBUTIONS

6.1 The Employer will make Employer Contributions to the Plan for the benefit of each Participant in an amount equal to 50% of the Participant’s total Personal Contributions, less any amount required to be withheld for applicable taxes, in each applicable Contribution Period.

7. PERSONAL ACCOUNTS

7.1 The Administrative Agent shall establish a Personal Account for each Participant and shall record in each Personal Account the amount of all Personal Contributions made by the Participant and all Employer Contributions made for the benefit of the Participant, the number of Shares purchased for that Personal Account with Personal Contributions, the number of Shares purchased for that Personal Account with Employer Contributions, the amount of funds or number of Shares acquired in any other manner for that Personal Account and the amount of any expenses allocated to such Personal Account.

8. INVESTMENT OF FUNDS

8.1 On or as soon as practicable after the last day of each Contribution Period, the Employer will deposit with the Administrative Agent the amount of all Personal Contributions and all Employer Contributions, if any, for that period, and will advise the Administrative Agent of the Personal Contributions received from each Participant by payroll deduction and the amount of Employer Contributions made for the benefit of each Participant.

8.2 Upon receipt of the funds and the information outlined in Subsection 8.1, the Administrative Agent will record in each Participant’s Personal Account the amount of that Participant’s Personal Contributions and the amount of any Employer Contributions made for the benefit of that Participant.

8.3 Subject to Subsection 8.6, the Administrative Agent shall use all funds received by it from Personal Contributions and Employer Contributions, as well as all cash dividends paid on the Shares held of record by the Administrative Agent for and on behalf of the Participant, to purchase Shares through normal market purchases. For greater certainty, and notwithstanding any other provision of the Plan, the Administrative Agent shall not use any portion of the funds to acquire Shares from any person that does not deal at arm’s length with the Corporation.

8.4 Subject to Subsection 8.6, the Administrative Agent shall purchase on or as soon as practicable after each Purchase Date such number of whole Shares as will utilize to the greatest extent possible all Personal Contributions from Participants and all Employer Contributions, if any, from the Corporation, received for the preceding Contribution Period under the Plan. Each Participant shall thereupon acquire ownership of the Shares purchased by the Administrative Agent in proportion to such Participant’s Personal Contributions and Employer Contributions made on behalf of such Participant during the preceding Contribution Period.

8.5 Subject to Subsection 8.6, the Administrative Agent shall allocate the Shares purchased on each Purchase Date on behalf of the Participants, on a full or fractional share basis, as appropriate, to the Personal Account of each Participant in proportion to the Personal Contributions and Employer Contributions made on behalf of the Participant.

8.6 If, for any reason, the Administrative Agent is unable to purchase a sufficient number of Shares on a Purchase Date to utilize all Personal Contributions, Employer Contributions and dividends received during the preceding Contribution Period, the Administrative Agent shall purchase Shares as they become available and shall allocate the Shares so purchased to each of the Participants’ Personal Accounts once the purchase is complete. Until such time as such funds are used to purchase additional Shares, they shall be placed on deposit in non-interest-bearing accounts with a U.S. chartered bank, trust company or other financial institution approved by the Corporation.

8.7 Subject to Subsection 8.8, any cash dividends and any other cash distributions paid on Shares held of record by the Administrative Agent for and on behalf of a Participant will be automatically reinvested to purchase additional Shares. All warrants, options, rights or any other securities (other than Shares), or any dividends of property (other than cash or additional Shares), received by the Administrative Agent in respect of any Shares held pursuant to the Plan shall be sold by the Administrative Agent on behalf of the Participants. The proceeds from the sale of any such securities or property and any cash dividends, investment income earned and other cash distributions received by the Administrative Agent in respect of Shares held pursuant to the Plan shall be used to purchase additional Shares which shall be allocated to each of the respective Participants’ Personal Accounts as to Personal Contributions or Employer Contributions, as the case may be, in proportion to the number of Shares in those Personal Accounts prior to the payment of the dividend or the issue of the warrants, options, rights or other securities. Any Shares distributed by the Corporation pursuant to a stock dividend to which a Participant is entitled by virtue of any Shares held for the Participant under the Plan will be retained by the Administrative Agent, and the Administrative Agent will credit such stock dividends to the Personal Account of the Participant during the next Contribution Period.

8.8 Notwithstanding Subsection 8.7, if a Participant’s participation in the Plan is terminated pursuant to Subsection 11.1 or 12.1, any cash dividends and any other cash distributions and any proceeds from the sale of securities or property received by the Administrative Agent in respect of Shares held pursuant to the Plan shall not be used to purchase additional Shares, but instead, shall be held in the Participants’ Personal Accounts (in the case of non-cash property, to be realized for cash).

8.9 Brokerage commissions, transfer taxes and other charges or expenses related to the purchase of Shares under the Plan will be the responsibility of the Corporation.

9. REGISTRATION AND VOTING

9.1 Shares purchased or otherwise acquired by the Administrative Agent under the Plan shall be registered in the name of the financial intermediary approved by the Administrative Agent and held on behalf of the respective Participants.

9.2 Whole Shares allocated to a Participant’s Personal Account will be voted in accordance with the directions, if any, of the Participant.

10. WITHDRAWALS WHILE A PARTICIPANT

10.1 A Participant may make withdrawals of Shares from his or her Personal Account at any time in accordance with this Section 10. However, if a Participant withdraws shares more than once from his or her Personal Account during a Plan Year, his or her Personal Contributions and Employer Contributions will be suspended for a period of 12 calendar months from the effective date of the second withdrawal.

10.2 A Participant may, at any time by sending a notice to the Corporation and the Administrative Agent in a manner prescribed by the Corporation, request that:

(a)	share certificates for all or a portion of the Shares in the Participant’s Personal Account be issued in his or her name or as directed, in which case, subject to Subsection 13.1, the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates representing the Shares as soon as practicable following receipt of any such notice, and the Participant will be responsible for paying all applicable fees in connection therewith (by deduction from the Participant’s Personal Account prior to issuance of the share certificates);

(b)	all or a portion of the Shares in that Participant’s Personal Account be sold and the proceeds distributed to him or her or as directed, in which case, subject to Subsection 13.1, the Administrative Agent shall sell such Shares as requested and forward the proceeds (net of any brokerage commissions and sales administration fees, payable by the Participant) to such Participant or as otherwise directed as soon as practicable following receipt of any such notice.

11. AUTOMATIC TERMINATION OF PARTICIPATION

11.1 A Participant’s participation in the Plan will be terminated if:

(a)	the Participant ceases to be an Employee for any reason; or

(b)	the Participant breaches Subsection 13.6.

In addition to the foregoing, if, at the end of any Plan Year, any Participant has not contributed to his or her Personal Account during such Plan Year, the Corporation may give notice requiring that the Participant terminate his or her participation in the Plan.

11.2 A Participant whose participation in the Plan has been terminated as provided in Subsection 11.1 or his or her executors or administrators, as the case may be, may elect to deal with the Shares in the Participant’s Personal Account by completing a notice in the form prescribed by the Corporation and filing it with the Administrative Agent within 120 days after termination of the Participant’s participation in the Plan requesting that:

(a)

share certificates for all of the Shares in the Participant’s Personal Account be issued in his or her name or as directed, in which case, subject to Subsection 13.1, the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates representing the Shares as soon as practicable following receipt of any such notice, and the Participant or his or her executors or administrators, as the case may be, will be responsible for paying any applicable fees in connection therewith (by deduction from the Participant’s Personal Account prior to issuance of the share certificates);

(b)	all of the Shares in the Participant’s Personal Account be sold and the proceeds distributed to him or her or as directed, in which case, subject to Subsection 13.1, the Administrative Agent shall sell all such Shares as directed and forward the proceeds (net of any brokerage commissions and sales administration fees, payable by the Participant) to such Participant or as otherwise directed, or his to or her executors or administrators, as the case may be, as soon as practicable following receipt of any such notice.

11.3 If no notice is filed within the 120 day notice period set out in Subsection 11.2, the Participant or his or her executors or administrators, as the case may be, shall be deemed to have elected to request that share certificates be issued in his or her name as provided for in Subsection 11.2(a).

12. TERMINATION BY A PARTICIPANT

12.1 A Participant may terminate his or her participation in the Plan at any time by sending a notice to the Administrative Agent in a manner prescribed by the Corporation and request that:

(a)	share certificates for all of the Shares in the Participant’s Personal Account be issued in his or her name or as directed, in which case, subject to Subsection 13.1, in which case, the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates representing the Shares as soon as practicable following receipt of any such notice, and the Participant will be responsible for paying any applicable fees in connection therewith (by deduction from the Participant’s Personal Account prior to issuance of the share certificates);

(b)	all of the Shares in the Participant’s Personal Account be sold and the proceeds distributed to him or her or as directed, in which, subject to Subsection 13.1, in which case, the Administrative Agent shall sell such Shares as directed and forward the proceeds (net of any brokerage commissions and sales administration fees, payable by the Participant) to the Participant as soon as practicable following receipt of any such notice, and all Personal Contributions by such Participant shall cease commencing on the next payment of Eligible Earnings.

12.2 Any Participant whose participation in the Plan has been terminated pursuant to this Section 12 will not be permitted to enrol and become a Participant in the Plan or entitled to make Personal Contributions again for a period of 12 calendar months following his or her termination.

13. BLACK OUT PERIODS, FRACTIONAL INTERESTS AND PROHIBITION OF ASSIGNMENT OF INTEREST

13.1 Notwithstanding anything else contained herein to the contrary, no action requiring the sale of any Shares on behalf of a Participant by the Administrative Agent (including, without limitation, for the purposes of satisfying any sales administration fees, brokerage commissions or withholding taxes payable by the Participant) shall take place during a blackout period established by the Corporation in its disclosure confidentiality and insider trading policy. Any such sale of Shares shall take place as soon as practicable following the termination of such blackout period.

13.2 Any sales administration fees, brokerage commissions or withholding taxes payable by the Participant shall be first deducted from the cash account of a Participant’s Personal Account. If there are insufficient cash funds, only then shall Shares be sold by the Administrative Agent.

13.3 In all instances contemplated by Sections 10, 11 and 12, the Participant shall be entitled to receive the cash equivalent of any fractional Shares credited to his or her Personal Account.

13.4 Notwithstanding anything else contained herein to the contrary, where a Participant’s participation in the Plan is terminated, there remains any outstanding fees payable by the Participant to the Administrative Agent and such fees exceed the amount of any proceeds to which the Participant is entitled to, such fees shall be offset against such proceeds and the Corporation and Administrative Agent shall therefore be under no obligation to remit such proceeds to the Participant.

13.5 All rights of participation in the Plan are personal and, to the extent permitted by law, the property administered pursuant to the Plan shall be exempt from attachment, execution, garnishment, registration, or other seizure under any legal, equitable or other process for the debts of any Participant.

13.6 Any right or any interest that any Participant may have in or pursuant to the Plan may not be transferred, encumbered, or otherwise disposed of by any Participant in whole or in part except as permitted by the Plan. Any breach of this Subsection 13.6 by a Participant shall result in immediate termination of his or her participation in the Plan, and in such case the value of the Participant’s Personal Account shall be distributed to him or her in accordance with the provisions of Section 11.

14. TAXES

14.1 Each Participant shall be responsible for ensuring compliance with the provisions of all applicable U.S. federal, state and local tax authority (including, but not limited to, the provisions of the U.S. Internal Revenue Code), in respect of the tax consequences resulting from, and for paying all income and other taxes applicable to Employer Contributions and to transactions involving the Shares held by the Administrative Agent on his or her behalf, including, without limitation, any taxes payable on:

(a)	Employer Contributions made for the benefit of the Participant;

(b)	the transfer of Shares to the Participant or a person designated by the Participant, including transfers from a Personal Account;

(c)	the sale or other disposition of the Shares;

(d)	dividends (whether cash or otherwise) or other distributions paid on the Shares.

14.2 Personal Contributions will be subject to income and employment tax withholding, and will be reported as compensation income by the Employer.

14.3 Employer Contributions will be subject to income and employment tax withholding, and will be reported as compensation income by the Employer.

14.4 The Administrative Agent is authorized to deduct, or cause to be deducted, from any amounts payable to a Participant any amounts which are required to be withheld on account of taxes, and to remit such amounts withheld to the applicable taxing authorities, in accordance with applicable law.

14.5 Following the end of each calendar year, the Administrative Agent shall provide each Participant with tax reporting forms as required in respect of dividend and other investment income earned during such calendar year by such Participant pursuant to the Plan.

15. OFFER FOR SHARES

In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Administrative Agent or, on direction by the Administrative Agent, the transfer agent for the Shares to each Participant to enable a Participant to tender his or her Shares should he or she so desire.

16. SUBDIVISION, CONSOLIDATION, CONVERSION OR RECLASSIFICATION

In the event the Shares are subdivided, consolidated, converted or reclassified by the Corporation, or any action of a similar nature affecting such Shares is taken by the Corporation, then the Shares held by the Administrative Agent for the benefit of the Participants shall be appropriately adjusted.

17. AMENDMENT OR TERMINATION OF THE PLAN

17.1 The Board or any committee of the Board may at any time and from time to time amend or terminate the Plan in whole or in part. However, the Board or any committee of the Board may not amend or terminate the Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of amendment or termination or which would cause or permit any Shares or cash held pursuant to the Plan or any Personal Contributions or Employer Contributions to revert to or become the property of the Corporation.

17.2 If the Plan is terminated, all Shares and cash belonging to a Participant as shown in the Participant’s Personal Account shall be paid to the Participant or as directed by the Participant within 120 days of the termination of the Plan in accordance with the provisions of Section 11.

18. ADMINISTRATION

18.1 The Board or any committee of the Board, if applicable, shall have full power and authority to construe, interpret and administer the Plan, including the power to appoint any person or persons to carry out its provisions in conformity with the objectives of the Plan and under such rules as the Corporation may from time to time establish. Decisions of the Corporation shall be final and binding upon the Employees and the Participants.

18.2 The Corporation may enter into a services access agreement with a company to serve as the Administrative Agent to administer the Plan and keep the records for the Plan; provided, however, that if no such company has been appointed or designated to serve as the Administrative Agent, the Board or any committee of the Board shall serve as the Administrative Agent.

18.3 The Corporation may from time to time enter into such further agreements with the Administrative Agent, the Trustee or other parties as it may deem necessary or desirable, in its sole discretion, to carry out and implement the Plan.

18.4 The Administrative Agent may from time to time enter into such further agreements with other parties as it may deem necessary or desirable, in its sole discretion, to carry out its responsibilities pursuant to the Plan.

18.5 The Corporation will, upon request, provide a copy of the Plan to all new Participants or make it available on an Internet website maintained by the Corporation.

18.6 Records of the Administrative Agent and the Corporation will be conclusive as to all matters involved in administration of the Plan.

18.7 Except as set out in Subsection 14.1 and where proceeds are distributed net of brokerage commissions, sales administration fees and withholding tax, all costs and expenses of administering the Plan, including the compensation of the Administrative Agent, will be paid by the Corporation.

18.8 If the Plan requires a notice to be in a form prescribed by the Corporation, then the Corporation must prescribe the form of the notice and may prescribe the manner in which it is to be given including, without limitation, in an electronic form such as the completion of electronic forms on an Internet website maintained by the Corporation or the Administrative Agent.

18.9 Any notice to a Participant from the Corporation under the Plan to be given in writing may be delivered or sent by email to the email address of the Participant maintained in the internal email system of the Corporation (in which case it is deemed to be given on the first business day following the delivery or transmission) or may be sent by mail (in which case it is deemed to have been received on the fifth business day following the mailing).

18.10 Any notice from a Participant under the Plan which is not required to be in a form prescribed by the Corporation must be given in writing and delivered or sent by registered mail to the Corporation. Such notice is not effective until it is actually received by the Corporation.

19. REPORTING

On a real-time basis, the Administrative Agent shall furnish to each Participant access on a web-based application to a statement of his or her Personal Account.

20. LIMITATION OF RIGHTS OF THE EMPLOYEE

20.1 The Plan is a voluntary program on the part of the Corporation and does not constitute an inducement to or condition of the employment of any Employee. Nothing contained in the Plan shall give any Employee, whether a Participant or not, the right to be retained in the service of any Employer or shall interfere with the right of an Employer to discharge any Employee, whether a Participant or not, at any time. Enrolment in the Plan will not give any Participant or executor, administrator or beneficiary of a Participant any right or claim to any benefit except to the extent provided for in the Plan.

20.2 There is no guarantee under the Plan against loss because of market fluctuation. The value of the Shares may fluctuate as the trading price of such investment option (or its underlying assets) fluctuates on the applicable stock exchange. In seeking the benefits of participation in the Plan, a Participant must accept the risk of a decline in the market price of the Shares. Participation in the Plan is voluntary and none of the Corporation, any Employer or the Administrative Agent shall be liable to any Participant for any loss resulting from a decline in the market value of any Shares, or for any change in the market price of the Shares between the time an Employee authorizes the purchase or sale of Shares and the time such purchase or sale takes place.

21. ADMINISTRATIVE AGENT

In the event of the resignation of the Administrative Agent, its successor may be appointed by the Corporation in its sole discretion. Any successor Administrative Agent shall be vested with all the powers, rights, duties and immunities of the Administrative Agent hereunder to the same extent as if originally named as the Administrative Agent.

22. APPLICABLE LAWS

Except to the extent pre-empted by U.S. federal law, the Plan shall be construed and the rights and obligations of the parties under the Plan shall be determined in accordance with the laws of the State of Nevada, without giving effect to its conflict of laws principles.